	OMB APPROVAL
UNITED STATES	OMB Number:	3235-0080
SECURITIES AND EXCHANGE COMMISSION	Expires:	May 31, 2027
Washington, D. C. 20549	Estimated average burden hours per response	1.00

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34506

Two Harbors Investment Corp.	New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1601 Utica Avenue South, Suite 900, St. Louis Park, MN 55416	(612) 453-4100
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

9.375% Senior Notes due 2030
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐   Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒   Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Pursuant to the requirements of the Securities Exchange Act of 1934, Two Harbors Investment Corp. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 24, 2026	By	/s/ Madhur Agarwal	Chief Financial Officer
Date		Name	Title